Exhibit 21.1

Tabula Rasa HealthCare, Inc. Subsidiaries

The following are the Company’s subsidiaries as of December 31, 2021 and the states or jurisdictions in which they are organized; provided, however, the names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2021, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended.

NAME	JURISDICTION OF ORGANIZATION OR INCORPORATION
Tabula Rasa HealthCare Group, Inc.	Delaware
DM Acquisition Pty Ltd	Australia
DoseMe Holdings Pty Ltd	Australia
DoseMe Pty Ltd	Australia
TRHC TPA, LLC	Wisconsin
PersonifilRx, LLC	Wisconsin